October 28, 2011

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 7 (the “Partnership”) – Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in Stroud Housing Associates Limited Partnership (“Stroud”), an Oklahoma limited partnership. The Stroud interest was sold by the Partnership in April 2011 to an affiliate of the Stroud local general partner. The Stroud local general partner is not an affiliate of WNC.

As discussed in the Partnership’s periodic reports, Stroud experienced several operational issues including extremely low occupancy. The outstanding mortgage debt as of December 31, 2010, a substantial portion of which was payable on demand, was approximately $542,000. In addition to other liabilities, Stroud had accrued approximately $404,000 in liabilities to the Stroud local general partner and its affiliates as of that date. The Stroud local general partner had overfunded its contractual obligations as general partner. In connection with the sale of the Stroud interest for $1.00 in consideration, the Partnership agreed to pay $25,000 to Stroud.

The tax credit compliance period for the Stroud apartment complex does not terminate until the end of 2014. Accordingly, the Partnership received a guaranty against tax credit recapture from the purchaser in connection with the disposition.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 89% of the amount invested (determined through December 31, 2010). In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners. In 2009, income was recognized from Stroud as a consequence of forgiveness of debt.

The Partnership continues to own interests in other apartment complexes, and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of these interests will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager
cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com